UNITED STATES
SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

Form 6-K

REPORT OF FOREIGN PRIVATE ISSUER PURSUANT TO RULE 13a-16 OR 15d-16
UNDER THE SECURITIES EXCHANGE ACT OF 1934

December 10, 2004

Commission File Number 000-50262

Intelsat, Ltd.

(Exact Name of Registrant as Specified in Its Charter)

North Tower, 2nd Floor
90 Pitts Bay Road
Pembroke HM 08, Bermuda
(Address of Principal Executive Offices)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F: Form 20-F ☒ Form 40-F ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):

Note: Regulation S-T Rule 101(b)(1) only permits the submission in paper of a Form 6-K if submitted solely to provide an attached annual report to security holders.

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):

Note: Regulation S-T Rule 101(b)(7) only permits the submission in paper of a Form 6-K if submitted to furnish a report or other document that the registrant foreign private issuer must furnish and make public under the laws of the jurisdiction in which the registrant is incorporated, domiciled or legally organized (the registrant’s “home country”), or under the rules of the home country exchange on which the registrant’s securities are traded, as long as the report or other document is not a press release, is not required to be and has not been distributed to the registrant’s security holders, and, if discussing a material event, has already been the subject of a Form 6-K submission or other Commission filing on EDGAR.

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934. Yes ☐ No ☒

If “Yes” is marked, indicate the file number assigned to the registrant in connection with Rule 12g3-2(b): 82-

     Attached as an exhibit to this report is a press release of Intelsat, Ltd., dated December 10, 2004, reporting that certain transponders on its Intelsat Americas 7 satellite are performing normally and are available to be put back into service, that the investigation into the IA-7 anomaly is ongoing, that the launch of its Intelsat Americas 8 satellite has been temporarily delayed pending completion of the IA-7 anomaly investigation and that Zeus Holdings Limited, Intelsat’s prospective acquiror, is continuing to evaluate the extent to which the IA-7 anomaly and the IA-8 launch delay might impact the pending acquisition.

Exhibit to this report:

Exhibit
Number	Exhibit
1	Press Release of Intelsat, Ltd., dated December 10, 2004*

* Filed herewith.

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

INTELSAT, LTD.
By:
William Atkins
Date: December 10, 2004		Executive Vice President and Chief Financial Officer